Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of DiamiR Biosciences Corp. on Form S-1, Pre-Effective Amendment No. 3 File No. 333-280594 of our report dated July 16, 2024, except for Note 15, Subsequent Events, as to which the date is August 1, 2024, which includes an explanatory paragraph as to the DiamiR Biosciences Corp.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of DiamiR Biosciences Corp. as of May 31, 2024 and 2023, and for the years ended May 31, 2024 and 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 15, 2024